[redacted]

08025535

UNITED STATES
[...]ND EXCHANGE COMMISSION
[...]shington, D.C. 20549

| OMB APPROVAL | |
|---|---|
| OMB Number: | 3235-0123 |
| Expires: | February 28, 2010 |
| Estimated average burden hours per response | 12.00 |

# ANNUAL AUDITED REPORT
# FORM X-17A-5
# PART III

| SEC FILE NUMBER |
|---|
| 8- 53006 |

## FACING PAGE

**Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder**

REPORT FOR THE PERIOD BEGINNING January 1, 2007 (MM/DD/YY) AND ENDING December 31, 2007 (MM/DD/YY)

## A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Veritrust Financial, L.L.C.

| OFFICIAL USE ONLY |
|---|
| FIRM I.D. NO. |

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

3755 Capital of Texas Highway South, Suite 130
(No. and Street)

Austin | Texas | 78704
(City) | (State) | (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Edgar a. Brown (512) 448-0647
(Area Code – Telephone Number)

## B. ACCOUNTANT IDENTIFICATION

PROCESSED
MAR 19 2008
THOMSON FINANCIAL

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Padgett, Stratemann & Co., L.L.P.
(Name – *if individual, state last, first, middle name*)

515 Congress Ave., Suite 1212 | Austin | Texas | 78701
(Address) | (City) | (State) | (Zip Code)

SEC Mail Processing Section
FEB 28 2008
Washington, DC
102

**CHECK ONE:**

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

| FOR OFFICIAL USE ONLY |
|---|
| |

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

**Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.**

KS 3/18

AB 3/18

# OATH OR AFFIRMATION

I, Edgar A. Brown, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Veritrust Financial, L.L.C., as of December 31, 20 07, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

CATHY D HOLLOWAY
My Commission Expires
February 1, 2011

[signature]
Signature

President and CEO
Title

[signature]
Notary Public

This report ** contains (check all applicable boxes):
- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

**Veritrust Financial, L.L.C.**

Financial Statements
With Supplemental Information
Pursuant to Rule 17a-5 of the
Securities and Exchange Commission
and
Independent Auditors' Report

For the Years Ended December 31, 2007 and 2006

# Veritrust Financial, L.L.C.

## Table of Contents

PS&Co.

Padgett Stratemann & Co. LLP
CERTIFIED PUBLIC ACCOUNTANTS & BUSINESS ADVISORS

# Independent Auditors' Report

Managers and Members of
Veritrust Financial, L.L.C.
Austin, Texas

We have audited the accompanying statements of financial condition of Veritrust Financial, L.L.C. (the Company) as of December 31, 2007 and 2006, and the related statements of income, changes in members' equity, and cash flows for the years then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion of the effectiveness of the Company's internal control over financial reporting. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2007 and 2006, and the results of its operations and its cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Padgett, Stratemann & Co., L.L.P.

February 18, 2008
Austin, Texas

AUSTIN • SAN ANTONIO

515 Congress Avenue, Suite 1212 • Austin, Texas 78701 • P 512.476.0717 • F 512.476.0462 • www.padgett-cpa.com

Financial Statements

# Veritrust Financial, L.L.C.

## Statements of Financial Condition

December 31, 2007 and 2006

### ASSETS

| | 2007 | 2006 |
|---|---|---|
| Cash and cash equivalents (including restricted amounts of $25,000 and $25,000, respectively) | $ 890,539 | $ 589,812 |
| Investment | 79,810 | - |
| Prepaid expenses | 39,000 | 56,507 |
| Receivable form clearing organizations | 610,649 | 538,851 |
| Other current assets | 1,303 | 21,604 |
| Fixed assets, net of accumulated depreciation | 12,770 | 19,588 |
| Intangibles, net of accumulated amortization | 497,964 | 518,467 |
| TOTAL ASSETS | $ 2,132,035 | $ 1,744,829 |

### LIABILITIES AND MEMBERS' EQUITY

| | 2007 | 2006 |
|---|---|---|
| LIABILITIES | | |
| Accounts payable | $ 50,187 | $ 10,834 |
| Accrued expenses | 537,294 | 486,069 |
| Total Liabilities | 587,481 | 496,903 |
| MEMBERS' EQUITY | | |
| Members' contributed equity | 5,616,500 | 5,616,500 |
| Retained deficit | (4,071,946) | (4,368,574) |
| Total Members' Equity | 1,544,554 | 1,247,926 |
| TOTAL LIABILITIES AND MEMBERS' EQUITY | $ 2,132,035 | $ 1,744,829 |

*Notes to financial statements form an integral part of these statements*

# Veritrust Financial, L.L.C.

## Statements of Income

For the Years Ended December 31, 2007 and 2006

| | 2007 | 2006 |
|---|---|---|
| REVENUE | | |
| Commission income | $ 7,223,020 | $ 7,259,146 |
| Service income | 17,640 | 17,640 |
| Other income | 13,842 | 9,163 |
| Total Revenue | 7,254,502 | 7,285,949 |
| EXPENSES | | |
| Commission expense | 5,738,767 | 5,781,509 |
| General and administrative | 135,383 | 180,744 |
| Salaries and related costs | 769,801 | 690,741 |
| Licenses and permits | 38,919 | 44,830 |
| Consulting | 5,317 | 18,279 |
| Marketing and advertising | 306 | 843 |
| Depreciation and amortization | 33,433 | 88,613 |
| Professional | 18,139 | 21,035 |
| Rent | 90,874 | 98,130 |
| Travel and entertainment | 10,915 | 18,092 |
| Total Expenses | 6,841,854 | 6,942,816 |
| Operating Income | 412,648 | 343,133 |
| OTHER EXPENSE | | |
| Litigation settlements and related legal costs | (91,020) | (130,011) |
| Other expense | (25,000) | (7,500) |
| Total Other Expense | (116,020) | (137,511) |
| NET INCOME | $ 296,628 | $ 205,622 |

*Notes to financial statements form an integral part of these statements*

# Veritrust Financial, L.L.C.

## Statements of Changes in Members' Equity

For the Years Ended December 31, 2007 and 2006

| | Members' Contributed Equity | | | | | |
|---|---|---|---|---|---|---|
| | Class A | Class B | Class C | Total | Retained Deficit | Total |
| Balance at December 31, 2005 | $ 300,000 | $ 3,000,000 | $ 2,316,500 | $ 5,616,500 | (4,574,196) | $ 1,042,304 |
| Net income | - | - | - | - | 205,622 | 205,622 |
| Balance at December 31, 2006 | $ 300,000 | $ 3,000,000 | $ 2,316,500 | $ 5,616,500 | (4,368,574) | $ 1,247,926 |
| Net income | - | - | - | - | 296,628 | 296,628 |
| Balance at December 31, 2007 | $ 300,000 | $ 3,000,000 | $ 2,316,500 | $ 5,616,500 | $ (4,071,946) | $ 1,544,554 |

*Notes to financial statements form an integral part of these statements*

# Veritrust Financial, L.L.C.

## Statements of Cash Flows

For the Years Ended December 31, 2007 and 2006

| | 2007 | 2006 |
|---|---|---|
| CASH FLOWS FROM OPERATING ACTIVITIES | | |
| Net income | $ 296,628 | $ 205,622 |
| Adjustments to reconcile net income to net cash provided by operating activities: | | |
| Amortization expense | 24,288 | 45,641 |
| Depreciation expense | 9,145 | 42,972 |
| (Increase) decrease in prepaid expenses | 17,506 | (56,507) |
| Increase in other assets | (51,496) | (214,165) |
| Increase (decrease) in accounts payable | 39,353 | (13,634) |
| Increase in accrued expenses | 51,225 | 167,481 |
| NET CASH PROVIDED BY OPERATING ACTIVITIES | 386,649 | 177,410 |
| CASH FLOWS FROM INVESTING ACTIVITIES | | |
| Purchase of equipment | (6,112) | (8,948) |
| Proceeds from sale of equipment and software | - | 1,850 |
| Purchase of certificate of deposit | (79,810) | - |
| NET CASH USED BY INVESTING ACTIVITIES | (85,922) | (7,098) |
| NET INCREASE IN CASH AND CASH EQUIVALENTS | 300,727 | 170,312 |
| CASH AND CASH EQUIVALENTS, beginning of year | 589,812 | 419,500 |
| CASH AND CASH EQUIVALENTS, end of year | $ 890,539 | $ 589,812 |
| SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION: | | |
| Cash paid for interest | $ - | $ 17 |

*Notes to financial statements form an integral part of these statements*

Notes to Financial Statements

**Note 1: Summary of Significant Accounting Policies**

*Nature of Operations*

Veritrust Financial, L.L.C. (the "Company") is a broker-dealer in securities registered with the Securities and Exchange Commission ("SEC") and is a member of the National Association of Securities Dealers ("NASD"). The Company's activities are regulated by the NASD and Securities Exchange Act of 1934. In July 2007, NASD changes its name to Financial Industry Regulatory Authority, Inc., or FINAR. The Company is a Texas limited liability corporation.

*Federal Income Taxes*

The Company is organized as a limited liability company (L.L.C.) and has elected to be treated as a partnership for Federal income tax purposes. As such, the Company is not, in general, subject to Federal income tax, but rather income and expenses are passed through to the members, who must report the income and expenses on their respective income tax return.

*Revenue Recognition*

Security transactions (and related commission revenue and expense) by the Company are recorded on a trade date basis.

*Fixed Asset and Intangibles*

Depreciation is provided for financial purposes using the straight-line method over five to seven years.

Amortization for intangibles with definite lives is computed on a straight-line method over five years. Intangibles with indefinite useful lives are not amortized but tested at least annually for impairment. The Company's intangibles which are amortized represent developed software and are being amortized over five years. The Company's intangibles which are not amortized represent rights to sales representative.

**Note 1: Summary of Significant Accounting Policies (Continued)**

*Cash and Cash Equivalents*

For purposes of reporting cash flows, cash and equivalents include cash on hand and highly liquid debt instruments with original maturities of three months or less.

Cash deposits exceeded the securities investors protection corporation limit by approximately $728,071 and $469,598, respectively, for the years ended December 31, 2007 and 2006.

*Restricted Cash*

Restricted cash consists of the Company's clearing deposit with its clearing broker. Such amounts are not available for operating purposes.

*Short-Term Investments*

Pershing certificates of deposit are classified as held to maturity and recorded at their fair value.

*Members' Equity*

The Company is authorized to issue three classes of membership interests. Class A Membership Interests are voting membership interests. Class B Membership Interests are non-voting membership interests entitled to a six percent cumulative, preferential return on any distribution or dissolution. Class B Membership Interests are convertible into Class A Membership Interests in a 1:1 ratio, based on percentage interest, not monetary contribution, at any time following the third anniversary of their issuance. Class C Membership Interests are voting membership interests that may be issued only to managers, officers or full-time employees subject to forfeiture or indenture upon their termination of position, office, or employment with the Company. Class C Membership Interests will be entitled to all the privileges and responsibilities granted to the Class A Membership Interests.

Ownership interests are as follows:

| Class | Ownership Percentage |
|---|---|
| A | 81% |
| B | 9% |
| C | 10% |

**Note 1: Summary of Significant Accounting Policies (Continued)**

*Use of Estimates*

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

*Advertising*

Advertising costs are expensed as incurred. Advertising expense for the years ended December 31, 2007 and 2006 was $306 and $843, respectively.

**Note 2: Operating Leases**

The Company leases office space and office equipment under several non-cancelable operating leases. Rental expense for office space for the years ended December 31, 2007 and 2006 amounted to $90,874 and $98,130, respectively. Rental expenses relating to leased office equipment amounted to $42,518 and $46,245, for the years ended December 31, 2007 and 2006, respectively. Future minimum lease payments in excess of one year at December 31, 2007, are as follows:

| | |
|---|---|
| 2008 | $ 75,916 |
| 2009 | 10,620 |
| 2010 | 8,670 |
| 2011 | 7,800 |
| 2012 | 2,600 |
| | $ 105,606 |

**Note 3: Fixed Assets and Intangibles**

The classes of fixed assets and intangibles and the related accumulated depreciation and amortization are as follows:

| | Cost | Accumulated Depreciation/ Amortization | Net |
|---|---|---|---|
| | | 2007 | |
| Fixed Assets: | | | |
| Equipment | $ 372,682 | $ 361,486 | $ 11,196 |
| Furniture | 8,664 | 7,090 | 1,574 |
| Other | 24,469 | 24,469 | - |
| Total | $ 405,815 | $ 393,045 | $ 12,770 |
| Intangibles: | | | |
| Software Development-Amortized | $ 332,734 | $ 329,967 | $ 2,767 |
| Rights to Sales Representatives-Unamortized | 495,197 | - | 495,197 |
| Total | $ 827,931 | $ 329,967 | $ 497,964 |
| | | 2006 | |
| Fixed Assets: | | | |
| Equipment | $ 370,355 | $ 353,625 | $ 16,730 |
| Furniture | 8,664 | 5,806 | 2,858 |
| Other | 24,469 | 24,469 | - |
| Total | $ 403,488 | $ 383,900 | $ 19,588 |
| Intangibles: | | | |
| Software Development-Amortized | $ 328,948 | $ 305,678 | $ 23,270 |
| Rights to Sales Representatives-Unamortized | 495,197 | - | 495,197 |
| Total | $ 824,145 | $ 305,678 | $ 518,467 |

Depreciation expense for the years ended December 31, 2007 and 2006 was $9,145 and $42,972, respectively.

Amortization expense for the years ended December 31, 2007 and 2006 was $24,288 and $45,641, respectively. Future estimated amortization expense for intangible assets is as follows:

| | |
|---|---|
| 2008 | $ 2,767 |
| | $ 2,767 |

**Note 4: Net Capital Requirements**

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC Rule 15c3-1), which required the maintenance of minimum net capital of $250,000 until January 4, 2006, and $50,000 thereafter, and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2007 and 2006, the Company had net capital of $993,117 and $631,760, respectively. The Company's ratio of aggregate indebtedness to net capital was .59 to 1 at December 31, 2007 and .79 to 1 at December 31, 2006.

In February 2007, the Company restated its FOCUS fillings as of July 30, 2005, August 31, 2005, September 30, 2005, and October 31, 2005. As shown in the restated FOCUS filings, the Company did not meet the net capital requirements for the periods ending above. The deficiencies were cured during the fourth quarter of 2005.

**Note 5: Deferred Compensation Plan**

During 2002, the Company acquired a non-qualified deferred compensation plan under Internal Revenue Code section 457. The plan permits key representatives to defer a specified portion of their compensation. This plan was discontinued during 2006 and all balances due were paid to the participants.

**Note 6: Related Party Transactions**

In June 2007 and 2006, the Company entered into an agreement with a related party for its errors and omission insurance premium. The related party assumed all liability from the financing of the errors and omission premiums in exchange for monthly payments from the Company. The Company's President & CEO owns 100% of the related party. Under this arrangement, in 2007, the Company paid one down payment of $39,000 at the beginning of the policy term and ten monthly payments of $17,864 each, commencing on June 1, 2007 and continuing monthly there after. In 2006, the Company paid on down payment of $36,506 at the beginning of the policy term and ten monthly payments of $20,742 each, commencing on June 1, 2006, and continuing monthly thereafter. The related party has the right to cancel and terminate the policy if payment is not received from the Company. As of December 31, 2007, the Company owed the related party $-0-.

The Company also provided administrative services to this related party during 2007. The Company recorded $17,640 for services income for the year ended December 31, 2007 and $17,640 for services income for the year ended December 31, 2006.

**Note 7: Commitments and Contingencies**

The Company is involved in various legal actions arising in the normal course of business. The Company intends to vigorously defend against any lawsuits. Management of the Company, after consultation with outside legal counsel, believes that the resolution of these various lawsuits will not result in any material adverse effect on the Company's financial position.

Supplemental Information

PS&Co.

Padgett Stratemann & Co. LLP
CERTIFIED PUBLIC ACCOUNTANTS & BUSINESS ADVISORS

# Independent Auditors' Report on Supplemental Information Required By Rule 17a-5 of the Securities and Exchange Commission

Members and Managers of
Veritrust Financial, L.L.C.
Austin, Texas

We have audited the accompanying financial statements of Veritrust Financial, L.L.C. as of and for the year ended December 31, 2007, and have issued our report thereon dated February 18, 2008 . Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in the accompanying schedules is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplemental information required by Rule 17a-5 of the Securities and Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Padgett, Stratemann & Co., L.L.P.

February 18, 2008
Austin, Texas

## Veritrust Financial, L.L.C.

Computation of Net Capital, Aggregate Indebtedness and
Ratio of Aggregate Indebtedness to Net Capital
Under Tule 15c3-1 of the Securities and Exchange Commission

December 31, 2007

| | |
|---|---|
| TOTAL MEMBERS' EQUITY | $ 1,544,554 |
| Deductions: | |
| Non-allowable assets: | |
| Fixed asset, net of accumulated depreciation | (12,770) |
| Intangible, net of accumulated amortization | (497,964) |
| Unsecured receivable and prepaid insurance | (40,303) |
| Other assets | (400) |
| Total Net Capital | $ 993,117 |
| | |
| AGGREGATE INDEBTEDNESS | |
| Accounts payable | $ 50,187 |
| Accrued expenses | 537,294 |
| Total Aggregate Indebtedness | $ 587,481 |
| | |
| COMPUTATION OF BASIC NET CAPITAL REQUIREMENT | |
| Minimum net capital required of broker-dealer (6-2/3% of total aggregate indebtedness) | $ 39,165 |
| Minimum dollar net capital requirement of broker-dealer | $ 50,000 |
| Net capital requirement (greater of two above) | $ 50,000 |
| Net capital over the required minimum | $ 943,117 |
| Ratio: Aggregate indebtedness of net capital | .59 to 1 |
| | |
| RECONCILIATION WITH THE COMPANY'S COMPUTATION | |
| Net capital, as reported in Company's Part II (unaudited) FOCUS report | $ 993,117 |
| Miscellaneous differences, audit adjustments | - |
| Net capital per above | $ 993,117 |

*See auditors' report on supplemental information*

**Veritrust Financial, L.L.C.**

Computation for Determination of Reserve Requirements and Information Relating to Possession or Control Requirements Under Rule 15c3-3 of the Securities and Exchange Commission

December 31, 2007

**Computation for Determination of Reserve Requirements Under Rule 15c3-3 of the Securities and Exchange Commission**

**Information for Possession or Control Requirements Under 15c3-3 of the Securities and Exchange Commission**

The system and procedures utilizes in complying with the requirement to maintain physical possession or control of customers' fully paid and excess securities have been tested and are functioning in a manner adequate to fulfill the requirements of Rule 15c3-3.

Yes __x__
No ____

*See auditors' report on supplemental information*

Report on Internal Control

PS&Co.

Padgett Stratemann & Co. LLP

CERTIFIED PUBLIC ACCOUNTANTS & BUSINESS ADVISORS

# Independent Auditors' Report on Internal Control Structure Required By SEC Rule 17a-5

Managers and Members of
Veritrust Financial, L.L.C.
Austin, TX

In planning and performing our audit of the financial statements and supplemental information of Veritrust Financial, L.L.C. (the Company) for the year ended December 31, 2007, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control.

Also, as required by Rule 17a-5(g) (1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company (including tests of such practices and procedures) that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a) (11), and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in making the quarterly securities examinations, counts, verifications and comparisons, and the recordation of differences required by Rule 17a-13, in complying with the requirements for prompt payment for securities under section 8 of Regulation T of the Board of Governors of the Federal Reserve System, or obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customers as required by Rule 15c3-3.

The management of the Company is responsible for establishing and maintaining an internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of an internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

AUSTIN · SAN ANTONIO

515 Congress Avenue, Suite 1212 · Austin, Texas 78701 · P 512.476.0717 · F 512.476.0462 · www.padgett-cpa.com

Because of inherent limitations in any internal control or the practices and procedures referred to above, errors or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of the internal control would not necessarily disclose all matters in the internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of specific internal control elements does not reduce to a relatively low level the risk that errors or irregularities in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the internal control, including control activities for safeguarding securities that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2006 to meet the SEC's objectives.

This report is intended solely for the use of management, the Securities and Exchange Commission, the National Association of Securities Dealers, Inc. and other regulatory agencies which rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 and should not be used for any other purpose.

Padgett, Stratemann & Co., L.L.P.

February 18, 2008
Austin, Texas



END